EXHIBIT 77J

Reclassification  of Capital  Accounts:   The
Prudential  Natural  Resources  Fund,   Inc.,
accounts  and  reports for  distributions  to
shareholders in accordance with the  American
Institute  of  Certified Public  Accountant's
Statement  of  Position 93-2:  Determination,
Disclosure,    and    Financial     Statement
Presentation  of  Income, Capital  Gain,  and
Return of Capital Distributions by Investment
Companies. The effect caused by applying this statement was to increase undistributed net investment loss and increase accumulated net realized gain on investments and by $161,917 for foreign currency losses during the six months ended November 30, 1997. Net realized gains and net assets were not affected by this change.